NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of Registrant: Starbucks Corporation

Name of Person Relying on Exemption: Trillium Asset Management, LLC and Office of the Comptroller The City of New York

Address of Person Relying on Exemption: Trillium Asset Management, LLC, 60 South Street, Suite 1100, Boston, MA 02111; Office of the Comptroller of the City of New York, 1 Centre Street, 8th Floor, New York, New York 10007

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

March 6, 2023

Starbucks Corporation (NASDAQ: SBUX)

Proposal 8:

Assessment of Worker Rights Commitments

On March 3, 2023, Starbucks issued a statement indicating that its human rights impact assessment will be conducted by independent third parties and the results of the assessment will be made available to shareholders, stakeholders, and other interested parties by the end of its 2023 fiscal year.

This statement was issued unilaterally by the company and not following any dialogue with the proponents of the shareholder proposal. The company has continued not to engage with the proponents despite our invitation to have a dialogue with the company. We believe this unwillingness to engage demonstrates poor governance that undermines accountability to shareholders.

Furthermore, the company statements thus far continue to fall short of the recommendation made in Proposal 8 and raise questions that undermine its efforts to convince investors to vote against Proposal 8, including:

1.	There is no commitment regarding the involvement and oversight of the Board. This is a fundamental failure as these matters clearly raise questions about management behavior and are important enough to justify Board oversight and involvement. Starbucks’ unwillingness to commit the Board to this assessment should not be tolerated.
2.	It is important to note that Starbucks’s latest statement remains inconsistent with its own stated commitment in its Global Human Rights Statement, where it commits to the International Labour Organization’s Core Labor Standards.[1] Despite this commitment in its Global Human Rights Statement, in its opposition statement, Starbucks refers to the 1998 International Labour Organization Fundamental Principles and Rights at Work. The company’s language and word choice raise questions about what it intends to do in its proposed human rights assessment.

3.	There is no commitment to address non-interference. As discussed in our letter of February 22, 2023, the ILO Committee on Freedom of Association has declared as General Principles: “Workers shall have the right to join organizations of their own choosing without any interference from the employer” (emphasis added). In addition, in 2008, the ILO and the UN Global Compact, of which Starbucks has been a voluntary participant since 2004, issued A Guide for Business that refers to non-interference as follows: “Employers should not interfere in workers’ decision to associate, try to influence their decision in any way, or discriminate against either those workers who choose to associate or those who act as their representatives” (emphasis added).[2]

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1 https://stories.starbucks.com/press/2020/global-human-rights-statement/

2 https://www.unglobalcompact.org/library/261 and ILO Committee on Freedom of Association, Compilation of Decisions (2018), paras. 73, 1189, at https://www.ilo.org/wcmsp5/groups/public/---ed_norm/---normes/documents/publication/wcms_632659.pdf.

4.	There is no commitment to address remediation. Proposal 8 calls for the assessment to address ways to remedy practices inconsistent with Starbucks’ stated commitments. We believe that an assessment that is sufficient to address the concerns raised by the company’s approach to worker rights must include a discussion of how the company will remedy any failures that are found. Otherwise, we believe the assessment will lack credibility, undermine accountability, and leave unaddressed harm to workers.

Finally, on March 1, 2023, Michael A. Rosas, a judge for the National Labor Relations Board, concluded that in December of 2021 Starbucks had violated federal labor law dozens of times in Buffalo by illegally monitoring, disciplining and firing employees engaged in union organizing; added workers to stores to dilute support for the union; and promised new benefits to workers in an attempt to defuse support for the union. The judge concluded that the company’s “egregious and widespread misconduct demonstrate[ed] a general disregard for the employees’ fundamental rights” (emphasis added).3

We therefore continue to urge you to vote FOR Proposal 8 requesting that the board oversee a worker rights assessment.

For questions regarding Proposal 8, please contact: Jonas Kron, Chief Advocacy Officer of Trillium Asset Management at jkron@trilliuminvest.com.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to Starbucks’ instructions.

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3 https://www.nytimes.com/2023/03/01/business/economy/starbucks-union-buffalo-ruling.html. We also, note that the federal nationwide 10(j) injunction referred to in our letter of February 22, 2023 is being revisited. https://news.bloomberglaw.com/daily-labor-report/starbucks-national-injunction-in-doubt-as-judge-revisits-order.